Exhibit 99.1

ALTAGAS ANNOUNCES ELECTION OF DIRECTORS

Calgary, Alberta (April 29, 2022)

AltaGas Ltd. (“AltaGas” or the “Company”) (TSX: ALA) is pleased to announce the final director election results from its 2022 Annual and Special Meeting of Shareholders held on April 29, 2022 (the “Meeting”). All nominees recommended by management for election were elected for a term ending at the next annual meeting. The detailed results of the vote are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Victoria A. Calvert	150,810,080	96.89	4,840,710	3.11
David W. Cornhill	153,254,698	98.46	2,396,092	1.54
Randall L. Crawford	153,169,757	98.41	2,481,033	1.59
Jon-Al Duplantier	151,405,358	97.27	4,245,432	2.73
Robert B. Hodgins	128,372,499	82.47	27,278,291	17.53
Cynthia Johnston	152,812,396	98.18	2,838,394	1.82
Pentti O. Karkkainen	153,077,300	98.35	2,573,490	1.65
Phillip R. Knoll	152,651,773	98.07	2,999,017	1.93
Linda G. Sullivan	151,312,175	97.21	4,338,615	2.79
Nancy G. Tower	150,127,145	96.45	5,523,645	3.55

Details of voting results on all matters considered at the Meeting will be available in the report of voting results posted under AltaGas’ profile on SEDAR at www.sedar.com.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Investor Inquiries 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries 1-403-206-2841 media.relations@altagas.ca